Contact

www.linkedin.com/in/shimko
(LinkedIn)

Top Skills

Finance
Risk Management
Microsoft Excel

Brian Shimko

Maywic Select Investments
Cincinnati, Ohio, United States

Experience

Haymaker Acquisition Corp.
Member Board of Directors
July 2023 - Present (3 months)

MAYWIC Select Investments
Partner
2017 - Present (6 years)
Cincinnati, Ohio

Lake Ridge Academy
Chairman of the Board
2017 - Present (6 years)

Fortis Security Products
Director
2018 - Present (5 years)
Cincinnati Metropolitan Area

Haymaker Acquisition Corp.
Senior Vice President, Officer
January 2021 - May 2022 (1 year 5 months)

EY
M&A Transaction Advisory Services
2016 - 2017 (1 year)
Cincinnati Area

GE Aviation
Various
2007 - 2016 (9 years)

Commercial Finance (GE Aviation)
Corporate Audit Staff (Various)
Financial Management Program (GE Capital)
Intern

Education

University of Michigan - Stephen M. Ross School of Business
Master of Business Administration (M.B.A.)

Fordham University
Bachelor's Degree, Economics, Business

Lake Ridge Academy